November 18, 2010

VIA EDGAR TRANSMISSION

Era Anagnosti

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Request for Withdrawal of Registration Statement on Form S-1, File No.: 333-157565, Filed September 14, 2010

Dear Ms. Anagnosti:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Resource Exchange of America Corp., a Florida corporation, (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-157565), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date hereof.  The Registration Statement was initially filed with the Commission on September 14, 2010.

The Registrant is withdrawing the Registration Statement as it has decided not to pursue same at this time.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (941) 309-5190.  Please forward a copy of the order withdrawing the Registration Statement to the undersigned at the address set forth in the letterhead above.

Very truly yours,

Resource Exchange of America Corp.

/s/ Dana Pekas

By:  Dana Pekas

Title:  President and CEO